UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Network Value Components
(Name of Subject Company)
Network Value Components Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
NS Solutions Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Network Value Components Ltd. Attn: Kentaro Terada 14-1 Ogawa Yokosuka, Kanagawa 238-0004 Japan +81-46-828-1800
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit
Number
99.1
English translation of Notice Concerning Execution of the Share Exchange Agreement Regarding the Acquisition of 100% Ownership of Network Value Components Ltd. by NS Solutions Corporation through a Short-Form Share Exchange

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

NS Solutions Corporation submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated September 30, 2016.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NS Solutions Corporation

/s/ Kazumasa Kondo

Name:	Kazumasa Kondo

Title:	Director

Date: September 30, 2016